Exhibit 99.1

Yunji Announces Second Half and Fiscal Year 2025 Unaudited Financial Results

Hangzhou, CHINA, March 27, 2026 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second half and fiscal year ended December 31, 20251.

Second Half 2025 Highlights

☐	Total revenues in the second half of 2025 were RMB158.7 million (US$22.7 million), compared with RMB183.8 million in the same period of 2024. The change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, together with a deliberate scale-back of the marketplace business.

☐	Repeat purchase rate[2] in the twelve months ended December 31, 2025 was 69.7%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “In the second half of 2025, we continued to demonstrate the resilience of our strategic transformation centered on becoming a leader in organic healthy living, while maintaining our industry-leading 12-month repurchase rate of 69.7%. This performance reflects the success of our strategy of offering curated premium products, including organic health foods aligned with China’s national health strategy, while building a differentiated experiential ecosystem that strengthens customer trust through supply chain traceability and wellness services. As we enter 2026, we will continue developing health private labels and steadily accelerating our transformation from a traditional e-commerce platform to a private label–led model. We will balance multi-channel customer acquisition with our path toward profitability to create greater value for our members.”

“During the second half of 2025, we delivered improvement on our path to profitability, with net loss narrowing to RMB32.6 million from RMB115.1 million in the same period of 2024. This improvement was driven by disciplined cost management and our continued focus on product curation and operational efficiency. As we enter 2026, we remain committed to our strategic priorities of margin improvement and profitability, supported by our stable liquidity position and continued focus on resource optimization and profitable growth.” said Ms. Nan Song, Senior Financial Director of Yunji.

Second Half 2025 Unaudited Financial Results

Total revenues were RMB158.7 million (US$22.7 million), compared with RMB183.8 million in the same period of 2024. This change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, together with a deliberate scale-back of the marketplace business.

●	Revenues from sales of merchandise were RMB136.4 million (US$19.5 million), compared with RMB145.5 million in the same period of 2024. This change was primarily due to a decrease in revenue from derecognition of incentive payables to inactive members as the number of inactive members[3] declined, partially offset by a slight increase in merchandise sales resulting from proactive membership initiatives.

●	Revenues from the marketplace business were RMB22.1 million (US$3.2 million), compared with RMB34.3 million in the same period of 2024. This change was primarily due to the Company’s strategic decision to focus on private label products and deliberately scale back the marketplace business.

●	Other revenues were RMB0.2 million (US$0.02 million), compared with RMB4.0 million in the same period of 2024.

Total cost of revenues increased by 3.0% to RMB92.7 million (US$13.3 million), or 58.4% of total revenues, from RMB90.0 million, or 49.0% of total revenues, in the same period of 2024. Total cost of revenues primarily comprises costs related to sales of merchandise. The increase was primarily driven by higher merchandise sales. Revenues and related costs from merchandise sales are recognized on a gross basis.

Total operating expenses decreased by 43.8% to RMB112.4 million (US$16.1 million) from RMB200.1 million in the same period of 2024.

☐	Fulfillment expenses decreased by 60.2% to RMB13.3 million (US$1.9 million), or 8.4% of total revenues, from RMB33.6 million, or 18.3% of total revenues, in the same period of 2024. The decrease was primarily due to reduced personnel costs as a result of ongoing optimization in staffing allocation.

☐	Sales and marketing expenses increased by 6.4% to RMB52.6 million (US$7.5 million), or 33.2% of total revenues, from RMB49.5 million, or 26.9% of total revenues, in the same period of 2024. The increase was primarily due to (i) an increase in personnel costs, as a result of a shift in resource allocation from online traffic acquisition towards offline and private-domain initiatives, and (ii) an increase in depreciation and amortization.

☐	Technology and content expenses decreased by 35.5% to RMB13.0 million (US$1.9 million), or 8.2% of total revenues, from RMB20.1 million, or 10.9% of total revenues, in the same period of 2024. The decrease was primarily due to the reduction in personnel costs as a result of staffing structure refinements.

☐	General and administrative expenses decreased by 65.5% to RMB33.5 million (US$4.8 million), or 21.1% of total revenues, from RMB96.9 million, or 52.7% of total revenues, in the same period of 2024. The decrease was primarily due to (i) a decrease in an impairment of long-lived assets other than goodwill, and in the allowance for credit losses, and (ii) a reduction in personnel costs as a result of improved staffing allocation.

Loss from operations was RMB43.0 million (US$6.2 million), compared with RMB103.9 million in the same period of 2024.

Financial income, net was RMB5.5 million (US$0.8 million), compared with financial expense, net of RMB8.3 million in the same period of 2024, primarily due to an increase in the fair value changes of equity securities investments.

Net loss was RMB32.6 million (US$4.7 million), compared with RMB115.1 million in the same period of 2024.

Adjusted net loss (non-GAAP)4 was RMB32.5million (US$4.6 million), compared with RMB114.0 million in the same period of 2024.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with RMB0.06 in the same period of 2024.

Fiscal Year 2025 Unaudited Financial Results

Total revenues were RMB317.0 million (US$45.3 million), compared with RMB417.7 million in the full year of 2024. The change was primarily due to the same factors that led to the half-year change.

☐	Revenues from sales of merchandise were RMB268.1 million (US$38.3 million), compared with RMB330.5 million in the full year of 2024.

☐	Revenues from the marketplace business were RMB46.6 million (US$6.7 million), compared with RMB79.5 million in the full year of 2024.

☐	Other revenues were RMB2.3 million (US$0.3 million), compared with RMB7.7 million in the full year of 2024.

Total cost of revenues decreased by 16.6% to RMB176.2 million (US$25.2 million) from RMB211.3 million in the full year of 2024. Total cost of revenues primarily comprises costs related to sales of merchandise. The decrease was primarily attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis.

Total operating expenses were RMB291.8 million (US$41.7 million), compared with RMB349.2 million in the full year of 2024.

☐	Fulfillment expenses decreased by 55.5% to RMB33.9 million (US$4.9 million), or 10.7% of total revenues, from RMB76.1 million, or 18.2% of total revenues, in the full year of 2024. The decrease was primarily due to the same factors that led to the half-year decrease.

☐	Sales and marketing expenses increased by 5.9% to RMB102.7 million (US$14.7 million), or 32.4% of total revenues, from RMB97.0 million, or 23.2% of total revenues, in the full year of 2024. The increase was primarily due to the same factors that led to the half-year increase

☐	Technology and content expenses decreased by 38.0% to RMB28.3 million (US$4.0 million), or 8.9% of total revenues, from RMB45.6 million, or 10.9% of total revenues, in the full year of 2024. The decrease was primarily due to the same factors that led to the half-year decrease.

☐	General and administrative expenses decreased by 2.7% to RMB126.9 million (US$18.1 million), or 40.0% of total revenues, from RMB130.5 million, or 31.2% of total revenues, in the full year of 2024. The decrease was primarily due to (i) the reduction in personnel costs as a result of improved staffing allocation, and (ii) a decrease in an impairment of long-lived assets other than goodwill offset by an increase in an allowance for credit losses.

Loss from operations was RMB143.4 million (US$20.5 million), compared with RMB136.3 million in the full year of 2024.

Financial income, net was RMB9.4 million (US$1.3 million), compared with RMB17.3 million in the full year of 2024, primarily due to a decrease in the fair value changes of equity securities investments and a decrease in interest income.

Net loss was RMB133.3 million (US$19.1 million), compared with RMB123.1 million in the full year of 2024.

Adjusted net loss4 was RMB133.0 million (US$19.0 million), compared with RMB120.7 million in the full year of 2024.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.07 (US$0.01), compared with RMB0.06 in the full year of 2024.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Friday, March 27, 2026 at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-855-669-9658
International	1-412-317-0088
Replay Access Code	4499274

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	219,365	109,587	15,671
Restricted cash	23,467	22,770	3,256
Short-term investments	-	83,774	11,980
Accounts receivable, net	56,233	3,856	551
Advance to suppliers	9,810	10,178	1,455
Inventories, net	29,448	41,000	5,863
Amounts due from related parties	662	225	32
Prepaid expenses and other current assets[5]	177,187	86,142	12,318

Total current assets	516,172	357,532	51,126

Non-current assets
Property, equipment and software, net[6]	205,450	278,726	39,857
Land use rights, net[6]	174,437	170,021	24,313
Long-term investments	364,534	307,956	44,037
Operating lease right-of-use assets, net	13,809	3,392	485
Other non-current assets	78,050	92,019	13,159

Total non-current assets	836,280	852,114	121,851

Total assets	1,352,452	1,209,646	172,977

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	54,678	48,943	6,999
Deferred revenue	8,596	11,115	1,589
Incentive payables to members[3]	66,039	50,635	7,241
Member management fees payable	1,263	1,604	229
Other payable and accrued liabilities	126,177	96,076	13,738
Amounts due to related parties	1,645	2,836	406
Short-term borrowings	-	40,075	5,731
Operating lease liabilities - current	3,845	1,498	214

Total current liabilities	262,243	252,782	36,147

Non-current liabilities
Operating lease liabilities, non-current	7,808	1,606	230
Other non-current liabilities	4,355	19,367	2,769

Total non-current liabilities	12,163	20,973	2,999

Total Liabilities	274,406	273,755	39,146

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(113,334)	(113,334)	(16,206)
Additional paid-in capital	7,328,336	7,328,615	1,047,978
Statutory reserve	16,726	16,726	2,392
Accumulated other comprehensive income	93,145	83,996	12,011
Accumulated deficit	(6,247,557)	(6,380,841)	(912,448)
Total Yunji Inc. shareholders’ equity	1,077,386	935,232	133,737
Non-controlling interests	660	659	94
Total shareholders’ equity	1,078,046	935,891	133,831
Total liabilities and shareholders’ equity	1,352,452	1,209,646	172,977

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	145,510	136,434	19,510	330,535	268,169	38,348
Marketplace revenue	34,299	22,090	3,159	79,466	46,553	6,657
Other revenues	4,005	162	23	7,650	2,294	328
Total revenues	183,814	158,686	22,692	417,651	317,016	45,333
Operating cost and expenses:
Cost of revenues	(90,000)	(92,735)	(13,261)	(211,311)	(176,222)	(25,199)
Fulfilment	(33,558)	(13,354)	(1,910)	(76,126)	(33,910)	(4,849)
Sales and marketing	(49,477)	(52,632)	(7,526)	(96,965)	(102,715)	(14,688)
Technology and content	(20,096)	(12,971)	(1,855)	(45,627)	(28,288)	(4,045)
General and administrative	(96,941)	(33,469)	(4,786)	(130,462)	(126,875)	(18,143)
Total operating cost and expenses	(290,072)	(205,161)	(29,338)	(560,491)	(468,010)	(66,924)
Other operating income	2,383	3,447	493	6,544	7,574	1,083
Loss from operations	(103,875)	(43,028)	(6,153)	(136,296)	(143,420)	(20,508)
Financial (expense)/income, net	(8,260)	5,467	782	17,333	9,367	1,339
Foreign exchange (loss)/gain, net	(203)	3,417	489	2,127	1,601	229
Other non-operating income/(loss), net	667	(4,915)	(703)	785	(3,979)	(569)
Loss before income tax expense, and equity in loss of affiliates, net of tax	(111,671)	(39,059)	(5,585)	(116,051)	(136,431)	(19,509)
Income tax (expense)/benefit	(716)	1,513	216	(2,009)	(462)	(66)
Equity in (loss)/income of affiliates, net of tax	(2,702)	4,971	711	(5,061)	3,608	516
Net loss	(115,089)	(32,575)	(4,658)	(123,121)	(133,285)	(19,059)
Less: net loss attributable to non-controlling interests shareholders	(10)	(1)	-	(11)	(1)	-
Net loss attributable to YUNJI INC.	(115,079)	(32,574)	(4,658)	(123,110)	(133,284)	(19,059)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(115,079)	(32,574)	(4,658)	(123,110)	(133,284)	(19,059)
Net loss	(115,089)	(32,575)	(4,658)	(123,121)	(133,285)	(19,059)
Other comprehensive income
Foreign currency translation adjustment	3,733	(7,500)	(1,073)	7,854	(9,149)	(1,308)
Total comprehensive loss	(111,356)	(40,075)	(5,731)	(115,267)	(142,434)	(20,367)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(10)	(1)	-	(11)	(1)	-
Total comprehensive loss attributable to YUNJI INC.	(111,346)	(40,074)	(5,731)	(115,256)	(142,433)	(20,367)
Net loss attributable to ordinary shareholders	(115,079)	(32,574)	(4,658)	(123,110)	(133,284)	(19,059)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,967,942,011	1,970,216,032	1,970,216,032	1,967,498,669	1,970,423,265	1,970,423,265
Net loss per share attributable to ordinary shareholders
Basic	(0.06)	(0.02)	(0.00)	(0.06)	(0.07)	(0.01)
Diluted	(0.06)	(0.02)	(0.00)	(0.06)	(0.07)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	627	(1)	-	1,450	116	17
General and administrative	326	70	10	774	163	23
Fulfillment	56	-	-	92	(12)	(2)
Sales and marketing	70	-	-	114	12	2
Total	1079	69	10	2,430	279	40

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(115,089)	(32,575)	(4,658)	(123,121)	(133,285)	(19,059)
Add: Share-based compensation	1,079	69	10	2,430	279	40
Adjusted net loss	(114,010)	(32,506)	(4,648)	(120,691)	(133,006)	(19,019)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.
3.	As of December 31, 2025, the decrease in incentive payables was primarily due to derecognition of long-aged payables to inactive members. The long-aged balances of incentive payables to members were derecognized when the Company’s payable obligations alongside were extinguished, and revenue was recognized accordingly.
4.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
5.	As of December 31, 2025, Short-term loan receivables of an amount RMB147.4 million were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies. The decrease in prepaid expenses and other current assets as of December 31, 2025 compared to December 31, 2024 was primarily due to an increased allowance for credit losses and repayment.
6.	In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. In July 2024, the Company obtained the certificate of the land use right and carried the land use right at a cost of RMB176.6 million, including a tax expense of RMB5.1million, less accumulated amortization and impairment losses, if any. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing. As of December 31, 2025, the new office building, comprising two interconnected sections, was under construction. The structural frame of one section had been topped out, while the other one was in the main structural construction phase.